UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Canadian Superior Energy Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

136644101
(CUSIP Number)

Edward A. Deibert, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA 94111-4024
415.434.1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	19,739,215
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	19,739,215
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,739,215
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	12.9%
14.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	19,689,215
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	19,689,215
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,689,215
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	12.9%
14.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD OFFSHORE PARTNERS, L.L.C.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	19,689,215
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	19,689,215
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,689,215
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	12.9%
14.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	19,739,215
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	19,739,215
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,739,215
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	12.9%
14.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	0
	8.	Shared Voting Power	19,739,215
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	19,739,215
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,739,215
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	12.9%
14.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to shares of common stock, no par value per share (the “Common Stock”), of Canadian Superior Energy Inc. (the “Issuer”). The principal executive office of the Issuer is Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6.

Item 2.	Identity and Background

This Schedule is filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Offshore Partners, LLC (“Steelhead Offshore”), Steelhead Navigator Master, L.P. (“Navigator”), James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead, Steelhead Offshore, Mr. Johnston and Mr. Klein is 1301 First Avenue, Suite 201, Seattle, WA 98101. The principal business address of Navigator is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda.

Navigator is a limited partnership, whose investment manager is Steelhead and whose general partner is Steelhead Offshore. Steelhead Offshore is a limited liability company, whose sole member is Steelhead and whose principal business is acting as the general partner of Navigator.  Steelhead is an investment adviser registered as such with the SEC. Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Offshore, Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Navigator, Steelhead Offshore, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Navigator is a Bermuda limited partnership, Steelhead Offshore is a Delaware limited liability company, Mr. Johnston and Mr. Klein are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to purchase the Issuer’s securities reported as beneficially owned by the reporting persons on this Schedule (the “Securities”) was the working capital of Navigator and certain client accounts for which Steelhead serves as the general partner and/or investment manager.  The amount of funds used to purchase the Securities was approximately $50,062,000.

Item 4.	Purpose of Transaction

The Securities were acquired for investment purposes, and the reporting persons’ acquisitions of the Securities were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On October 8, 2008 Steelhead sent a letter to the Board of Directors of the Issuer (the “Steelhead Letter”) raising questions about the current approval of a bridge financing facility for Challenger Energy Corp. and certain conflicts of interest believed to exist because Greg Noval, Chairman of the Issuer, also has a sizable interest in Challenger Energy Corp. and serves as its Chairman.  The Steelhead Letter calls for answers to certain questions on or before the close of business on October 10, 2008.  The Steelhead Letter is attached hereto as Exhibit 2 and is incorporated herein in its entirety.

Consistent with its investment purposes, Steelhead may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, with respect to various matters relating to the Issuer, including but not limited to its operations.  Steelhead may discuss ideas that, that if effected may result in changes in the board of directors or management of the Issuer.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the Issuer’s securities, consistent with their investment purposes, the reporting persons may, at any time and from time to time, acquire additional securities of the Issuer or dispose of any or all of such securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Except to the extent the foregoing may be deemed a plan or proposal, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)       Navigator beneficially owns 19,689,215 shares of Common Stock (which includes 3,500,000 shares issuable upon exercise in full of warrants acquired by Navigator in the Private Placement described in Item 5(c) below). The percentage of Common Stock beneficially owned by Navigator is 12.9%.

Steelhead Offshore, as the general partner of Navigator, Steelhead, as the sole member of Steelhead Offshore and as the investment manager of Navigator and certain client accounts, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Navigator and/or such client accounts in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead Offshore, Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead Offshore, Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule, Steelhead Offshore, Steelhead, Mr. Johnston and Mr. Klein beneficially own 19,739,215 shares of Common Stock (which includes all of the Issuer’s shares beneficially owned by Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 12.9%.

The calculation of percentage of beneficial ownership in item 13 of pages 2 - 6 was derived from the Issuer’s Securities Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 26, 2008, in which the Issuer stated that the number of shares of its Common Stock outstanding as of September 24, 2008 was 149,299,836 shares.

(b)       Reference is made hereby to Items 7 to 11 and 13 of pages 2 - 6 of this Schedule, which Items are incorporated herein by reference.

(c)       During the last 60 days, the reporting persons purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Shares (#)	Price/Share($)
Navigator	08-13-08	400,000	4.4600
	08-13-08	240,000	4.4604
	08-13-08	403,000	4.5844
	08-13-08	800,000	4.4706
	08-14-08	250,000	4.4639
	08-14-08	250,000	4.5139
	08-14-08	439,000	4.5110
	08-15-08	460,000	4.3870
	08-15-08	100,000	4.3954
	08-18-08	213,100	4.1928
	08-18-08	270,000	4.2863
	08-18-08	75,000	4.2100
	08-19-08	50,000	4.1000
	08-19-08	333,000	4.1084
	08-19-08	100	4.1000
	08-20-08	142,750	4.0548
	08-20-08	33,835	4.0524
	08-20-08	66,980	4.0642
	09-11-08	52,750	3.0753
	09-11-08	303,200	3.0500
	09-15-08	110,000	3.0001
	09-16-08	120,000	2.7553
	09-17-08	55,000	2.8066

Entity	Trade Date	Shares (#)	Price/Share($)
Client Accounts	08-20-08	13,020	4.0642
	08-20-08	27,750	4.0548
	08-20-08	6,580	4.0524
	08-21-08	2,650	4.1000

In addition to the above purchases on the open market, on August 25, 2008, Navigator agreed to purchase a total of 7,000,000 units from the Issuer in a private placement (the “Private Placement”), with each unit comprised of one common share and one-half of a warrant exercisable for one common share, at a price of USD$4.00 per unit. The Private Placement closed on September 3, 2008.

(d)       Except as set forth in this Schedule, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Private Placement in Item 5(c) above. In connection with the Private Placement, Navigator entered into a Securities Purchase Agreement and a Registration Rights Agreement with the Issuer, each dated as of August 25, 2008.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.
2.	Steelhead Letter to Board of Director dated October 8, 2008.
3.
Securities Purchase Agreement dated August 25, 2008 between the Issuer and Steelhead (included as Exhibit 4.1 to the Issuer’s Form F-3 filed with the Securities and Exchange Commission on September 26, 2008 and incorporated herein by reference).

4.
Registration Rights Agreement dated August 25, 2008 between the Issuer and Steelhead (included as Exhibit 4.2 to the Issuer’s Form F-3 filed with the Securities and Exchange Commission on September 26, 2008 and incorporated herein by reference.

5.
Issuer Form of Warrant dated September 2, 2008 (included as Exhibit 4.5 to the Issuer’s Form F-3 filed with the Securities and Exchange Commission on September 26, 2008 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE PARTNERS, LLC.. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

EXHIBITS LIST

Exhibit 1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.
Exhibit 2.	Steelhead Letter to Board of Director dated October 8, 2008.
Exhibit 3.
Securities Purchase Agreement dated August 25, 2008 between the Issuer and Steelhead (included as Exhibit 4.1 to the Issuer’s Form F-3 filed with the Securities and Exchange Commission on September 26, 2008 and incorporated herein by reference).

Exhibit 4.
Registration Rights Agreement dated August 25, 2008 between the Issuer and Steelhead (included as Exhibit 4.2 to the Issuer’s Form F-3 filed with the Securities and Exchange Commission on September 26, 2008 and incorporated herein by reference.

Exhibit 5.
Issuer Form of Warrant dated September 2, 2008 (included as Exhibit 4.5 to the Issuer’s Form F-3 filed with the Securities and Exchange Commission on September 26, 2008 and incorporated herein by reference).

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 8, 2008	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE PARTNERS, LLC.. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

EXHIBIT 2

STEELHEAD LETTER

October 8, 2008

To the Board of Directors of Canadian Superior Energy Inc.:

Steelhead Partners, LLC, is the investment manager of investment limited partnerships and client accounts who beneficially hold over 19 million shares in Canadian Superior.  These shares represent approximately 12.9% of the outstanding shares of Canadian Superior’s common stock.

On September 26, 2008, we sent you a letter (a copy of which is attached to this letter as Exhibit A) concerning the fact that Canadian Superior Energy Inc. was considering providing a bridge financing facility to Challenger Energy Corp.  In that letter, we questioned whether the Canadian Superior directors would be properly discharging their fiduciary duties to Canadian Superior and its shareholders if they decided to approve funding of up to $14 million of Challenger’s obligations to Canadian Superior for the expenses related to the drilling program in Trinidad & Tobago.

Our letter asked two direct questions:

First, how could providing a loan to Challenger be deemed to be in the best interests of Canadian Superior and its shareholders, in particular given that Challenger was created with the sole purpose of providing funding for the three well drilling program in Trinidad & Tobago?

Second, how in approving such a transaction could the directors reconcile what appears to be a very significant conflict of interest that results from on the one hand, Greg Noval’s sizeable financial interest in Challenger and his position as Chairman of Challenger, and on the other, his position as Chairman of Canadian Superior?

As of today, these important questions have not been answered and we have not received any direct response from Canadian Superior or from any other members of the Canadian Superior Board of Directors.  Instead, as we see from Challenger’s filings on SEDAR, the Board has approved the bridge facility.

Given the maelstrom that has paralyzed the credit markets, essentially shutting them down internationally, we cannot understand why the Board approved reducing its own cash reserves by extending credit to Challenger.  No explanation has been provided to shareholders as to how the bridge facility could be deemed to be in the interests of Canadian Superior and its shareholders.  As previously stated, we did not agree to invest new equity capital in Canadian Superior to fund the operations of Challenger.  We invested to help Canadian Superior fund its own expenses in Tunisia/Libya, Liberty and Trinidad because we understood that those projects would not be able to move forward in an expeditious manner without additional liquidity / funding.

In light of the approval of the bridge facility, and the conflict of interest issues referred to above, we are left with significant questions about how the members of the Canadian Superior board fulfilled their fiduciary obligations to act with a view to the best interests of Canadian Superior and its shareholders.  To help us resolve these questions, we need the Board of Directors to answer the following questions immediately:

1.       What process was followed in approving the bridge facility?  Why was the transaction considered reasonable and fair to the company and its shareholders? Which directors approved the transaction and which directors abstained from voting on it?  Please provide us a copy of the minutes from the board meeting at which this transaction was approved.

2.       What other interested party transactions have been approved by the Board of Directors in the last 12 months?  What was the process used in approving these prior transactions?  Has the Board developed a different process for approving interested party transactions in the future?

3.       From the filings Challenger made in connection with its offering, it appears that Challenger currently owes Canadian Superior $16.5 million for the expenses related to the Bounty Well and an additional $4.6 million with respect to costs incurred to date on the Endeavour Well.  In addition, it appears that Challenger will owe an additional $6 million to $8 million to Canadian Superior in early 2009 with respect to the Endeavour Well and will owe a total of approximately $24.8 million for all expenses related to Endeavour.  Finally, it appears Challenger owes Canadian Superior $28.0 million with respect to the Victory Well.  What is the current status of Challenger's obligations to Canadian Superior?  Has Challenger used the proceeds from its recent public offering to meet its current obligations?  If not, when are amounts owing to Canadian Superior expected to be paid?  Has Challenger borrowed any funds from the bridge facility to satisfy its obligations to Canadian Superior?  Has Challenger disclosed all amounts it will owe to Canadian Superior going forward?

4.       It appears that Challenger was only able to raise the minimum amount of its offering, receiving approximately $28 million in net proceeds.  What considerations have been made with respect to Challenger’s ability to meet its short term and long term future expense obligations?  Given the amount that Challenger currently owes as well as the amount it will owe in the future, how was the Board convinced that Challenger was a good credit risk?  Was there any indication that Challenger can be expected to raise the remaining funds it owes to Canadian Superior as well as to raise sufficient funds to repay the $14 million bridge facility?

5.       The terms of both the Participation Agreement and the Farmout and Option Agreement between the companies provide that the agreements terminate with no further action on behalf of the parties immediately on Challenger’s failure to pay its share of expenses when they are due.  What process was followed by the Board in approving waivers of Challenger’s defaults under these agreements when it previously failed to pay its share of expenses as they became due?  What consideration has Canadian Superior received in exchange for granting these waivers?  Why did the Board conclude that granting a waiver of these breaches was fair and reasonable and in the best interests of Canadian Superior?

6.       Finally, what processes have been implemented to handle the conflict of interest that exists with Mr. Noval’s current role with Canadian Superior?

We continue to be supportive of Canadian Superior and we believe in the management team that CEO Craig McKinzie has put together and the opportunities that they have in front of them.  On the other hand, we believe that significant harm can come to a company and its shareholders if the directors fail to properly discharge their fiduciary duties.

We raised important questions to the Board prior to its approval of the bridge facility, but we do not feel that those questions were addressed adequately (or perhaps at all).  In order to ensure that shareholders are protected going forward, we believe that the questions raised above need to be addressed immediately.  Accordingly, please provide us with answers to the foregoing questions prior to the close of business on Friday, October 10, 2008.  Given the importance of the questions, please feel to provide any information and answers you may have as they become available.  If we do not hear from you by that date, we will be forced to consider all options legally available to us.  We look forward to hearing from you.

                        Sincerely,

                        J. Michael Johnston

                        J.D. Kritser

EXHIBIT A

September 26, 2008

To the Board of Directors of Canadian Superior Energy Inc.:

Steelhead Partners, LLC recently learned of a situation between Challenger Energy Corp. and Canadian Superior Energy Inc. that we feel needs to be carefully considered by the entire Board of Directors.

Our concern arises out of a term sheet we received that was put together by Blackmont Capital Inc., who we understand is advising Challenger on its current capital raise.  The term sheet indicated that Canadian Superior would be providing a bridge facility to fund up to $14 million of Challenger’s obligations to Canadian Superior for the expenses related to the drilling program in Trinidad & Tobago.  The fact that Challenger released a press release yesterday announcing the pricing of an equity financing and a conditional agreement to access $14 million in “additional conditional financing” seems to confirm this concern.

It is unclear from the release whether the Board of Canadian Superior has already approved this bridge facility.  In any case, we trust that, in considering any such a transaction, the Canadian Superior directors have formally convened to discuss such an important transaction and would take into account their specific fiduciary obligations to act with a view to the best interests of Canadian Superior and its shareholders.  In particular, we believe that the entire Board must consider the following:

First, how can providing a loan, much less the structure as described in the term sheet, be deemed to be in the best interests of Canadian Superior and its shareholders?  Challenger was created with the sole purpose of providing funding for the three well drilling program in Trinidad & Tobago.  If Challenger is unable to raise the funds necessary on its own to meet its obligations, why should Challenger be entitled to keep its 25% interest in the Trinidad project?  In our view, making this loan seems designed purely to protect Challenger’s 25% interest in the Trinidad project and to protect Challenger from further share dilution at the expense of Canadian Superior shareholders.

When we agreed last month to invest new equity capital in Canadian Superior, we were led to believe that the company did not have additional borrowing capacity and that additional liquidity was needed to fund the company’s own expenses in Tunisia / Libya, Liberty and Trinidad so that these projects could move forward in an expeditious manner.  Our investment was not intended to fund the operations of any other entities, including Challenger Energy.  In these uncertain economic times and in the midst of one of the most severe credit crunches in US history, we are shocked that the Board of Canadian Superior would be so cavalier as to reduce its own credit capacity and extend credit to an affiliate with no sure manner of repayment.

Second, given Greg Noval’s sizeable financial interest in Challenger Energy and his position as Chairman of the Board of Directors of both Canadian Superior and Challenger, how will the Canadian Superior directors reconcile what appears to be a huge conflict of interest?  At the least, we expect that the extent of this conflict will be fully disclosed to and discussed by the entire Board, and that Mr. Noval will abstain from all discussions regarding the transaction.  Moreover, in order to comply with the requirements of the Company’s Bylaws and Code of Conduct, as well as Alberta law regarding approval of interested party transactions, we expect that Mr. Noval will not be permitted to vote on a matter in which he is clearly conflicted.  We trust that the independent directors will take their fiduciary duties seriously and discharge them as they must in considering both the bridge facility and the conflict that clearly exists with regard to Mr. Noval’s role in Canadian Superior.

If the facility has in fact already been approved, can you please explain how the Canadian Superior directors properly discharged their fiduciary duties to Canadian Superior and its shareholders?  As we are sure you are aware, failing to properly discharge such duties could lead to potential liability for Canadian Superior and individual legal liability to Canadian Superior directors.

While we remain supportive of the Company as long-standing shareholders, we would very much like to understand better the Board’s procedures and processes in evaluating this transaction and, to the extent the Board has approved any aspect of this transaction, its rationale for doing so. Moreover, we would also like to understand how the Board intends to deal with the conflict that exists with Mr. Noval’s current role with the Company.   Thank you and we look forward to your response.

                            Sincerely,

                            J. Michael Johnston

                            J.D. Kritser

                                                                             Steelhead Partners, LLC